December 17, 2007

Via Edgar
and Facsimile (202) 772-9368

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John W. Madison

Re:	EV Energy Partners, L.P.
Application for Registration Statement on Form S-3 filed October 1, 2007
File No. 333-146428

Ladies and Gentlemen:

EV Energy Partners, L.P. (the “Company”) requests that the effective date of the captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 12:00 p.m., Washington, D.C. time, on Wednesday, December 19, 2007, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EV Energy Partners, L.P.

By: EV Energy GP, L.P.
By: EV Management, LLC

By: /s/ Michael E. Mercer
Name: Michael E. Mercer
Title: Chief Financial Officer